Wearable Health Solutions, Inc.

200 W. Church Road, Suite B

King of Prussia, PA 19406

June 28, 2016 VIA EDGAR SUBMISSION United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Wearable Health Solutions, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-210769

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00AM on Friday, July 1, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WEARABLE HEALTH SOLUTIONS, INC. /s/ Ronnie Adams By:_____________________ Name: Ronnie Adams Title: Chief Executive Officer